UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
Amendment No. 2

Under the Securities Exchange Act of 1934

Equicap, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

29441R304
(CUSIP Number)

December 2, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29441R304

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Fund, L.P. (20-5004931)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,469,125
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,469,125
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,469,125 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Based on 28,169,013 outstanding shares of common stock, par value $0.001 per share, as reported by Equicap, Inc. on its Form 10-Q for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on February 13, 2009.

CUSIP No.	29441R304

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity Co-Invest Fund, L.P. (20-5249125)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 218,423
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 218,423
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,423 (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
* Based on 28,169,013 outstanding shares of common stock, par value $0.001 per share, as reported by Equicap, Inc. on its Form 10-Q for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on February 13, 2009.

CUSIP No.	29441R304

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Private Equity GP, L.P. (20-5005219)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,687,548
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,687,548
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,687,548* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%**
12	PN
*  Includes 3,469,125 shares of common stock, par value $0.001 per share, held by the Jayhawk Private Equity Fund, L.P. and 218,423 shares of common stock held by the Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 28,169,013 outstanding shares of common stock, par value $0.001 per share, as reported by Equicap, Inc. on its Form 10-Q for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on February 13, 2009.

CUSIP No.	29441R304
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Jayhawk Capital Management, L.L.C. (48-1172612)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,687,548
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,687,548
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,687,548* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%**
12	OO
*  Includes 3,469,125 shares of common stock, par value $0.001 per share, held by the Jayhawk Private Equity Fund, L.P. and 218,423 shares of common stock held by the Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 28,169,013 outstanding shares of common stock, par value $0.001 per share, as reported by Equicap, Inc. on its Form 10-Q for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on February 13, 2009.

CUSIP No.	29441R304

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Kent C. McCarthy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,687,548
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,687,548
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,687,548* (see Item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (See Instructions) [ ] Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.1%**
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*  Includes 3,469,125 shares of common stock, par value $0.001 per share, held by the Jayhawk Private Equity Fund, L.P. and 218,423 shares of common stock held by the Jayhawk Private Equity Co-Invest Fund, L.P.
** Based on 28,169,013 outstanding shares of common stock, par value $0.001 per share, as reported by Equicap, Inc. on its Form 10-Q for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on February 13, 2009.

This Schedule 13G/A, Amendment No. 2 is being filed to report certain shares that were acquired on December 2, 2008 but were not previously reported due to an administrative error.

Item 4.  Ownership:

The information below is as of the date of this filing.

(a)           Amount beneficially owned:
1.  Jayhawk Private Equity Fund, L.P.:  3,469,125
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  218,423
3.  Jayhawk Private Equity GP, L.P.:  3,687,548*
4.  Jayhawk Capital Management, L.L.C.: 3,687,548*
5.  Kent C. McCarthy:  3,687,548*

(b)           Percent of class:
1.  Jayhawk Private Equity Fund, L.P.:  12.3%
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0.8
3.  Jayhawk Private Equity GP, L.P.:  13.1%
4.  Jayhawk Capital Management, L.L.C.:  13.1%
5.  Kent McCarthy:  13.1%

Percent of class is based on 28,169,013 outstanding shares of common stock, par value $0.001 per share, as reported by Equicap, Inc. on its Form 10-Q for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on February 13, 2009.

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
1.  Jayhawk Private Equity Fund, L.P.:  0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0
3.  Jayhawk Private Equity GP, L.P.:  0
4.  Jayhawk Capital Management, L.L.C.:  0
5.  Kent C. McCarthy:  0

(ii)   Shared power to vote or direct the vote:
1.  Jayhawk Private Equity Fund, L.P.:  3,469,125
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  218,423
3.  Jayhawk Private Equity GP, L.P.:  3,687,548*
4.  Jayhawk Capital Management, L.L.C.: 3,687,548*
5.  Kent C. McCarthy:  3,687,548*

(iii)  Sole power to dispose or to direct the disposition of:
1.  Jayhawk Private Equity Fund, L.P.:  0
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  0
3.  Jayhawk Private Equity GP, L.P.:  0
4.  Jayhawk Capital Management, L.L.C.:  0
5.  Kent C. McCarthy:  0

(iv)	Shared power to dispose or to direct the disposition of:
1.  Jayhawk Private Equity Fund, L.P.:  3,469,125
2.  Jayhawk Private Equity Co-Invest Fund, L.P.:  218,423

3.  Jayhawk Private Equity GP, L.P.:  3,687,548*
4.  Jayhawk Capital Management, L.L.C.: 3,687,548*
5.  Kent C. McCarthy:  3,687,548*

* Includes 3,469,125 shares of common stock, par value $0.001 per share, held by the Jayhawk Private Equity Fund, L.P. and 218,423 shares of common stock held by the Jayhawk Private Equity Co-Invest Fund, L.P.

Item 10.  Certification:

By signing below each party certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 2, 2009	/s/ Kent McCarthy
Kent McCarthy

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent McCarthy
Name: Kent McCarthy

Jayhawk Private Equity GP, L.P.
By: Jayhawk Capital Management, L.L.C.
Its general partner

By:	/s/ Kent McCarthy
Name: Kent McCarthy
Title: Managing Member

Jayhawk Private Equity Fund, L.P.
By: Jayhawk Private Equity GP, L.P.
Its general partner

By:	/s/ Kent McCarthy
Name: Kent McCarthy
Title: Managing Member of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity Fund, L.P.

Jayhawk Private Equity Co-Invest Fund, L.P.
By: Jayhawk Private Equity GP, L.P.
Its general partner

By:	/s/ Kent McCarthy
Name: Kent McCarthy
Title: Managing Member of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Equicap, Inc., and further agree that this Agreement be included as an exhibit to such filings.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 2nd day of April, 2009.

/s/ Kent McCarthy
Kent McCarthy

Jayhawk Capital Management, L.L.C.

By:	/s/ Kent McCarthy
Name: Kent McCarthy

Jayhawk Private Equity GP, L.P.
By: Jayhawk Capital Management, L.L.C.
Its general partner

By:	/s/ Kent McCarthy
Name: Kent McCarthy
Title: Managing Member

Jayhawk Private Equity Fund, L.P.
By: Jayhawk Private Equity GP, L.P.
Its general partner

By:	/s/ Kent McCarthy
Name: Kent McCarthy
Title: Managing Member of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity Fund, L.P.

Jayhawk Private Equity Co-Invest Fund, L.P.
By: Jayhawk Private Equity GP, L.P.
Its general partner

By:	/s/ Kent McCarthy
Name: Kent McCarthy
Title: Managing Member of Jayhawk Capital Management, LLC, the General Partner of Jayhawk Private Equity GP, L.P.